UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Churchill Capital Corp VII

Full Name of Registrant

N/A

Former Name if Applicable

640 Fifth Avenue, 12th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10019

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Churchill Capital Corp VII (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) by the prescribed due date for the reasons described below.

On December 31, 2022, the Company’s status as an emerging growth company ended, and the Company became a large accelerated filer. As a result, the Company has a shortened filing deadline of 60 days rather than 90 days to file its Annual Report and is, for the first time, subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”). In connection with this shorter filing timeline and the enhanced compliance obligations with respect to Section 404 of the SOX Act, the Company requires additional time to complete the procedures relating to its year-end financial reporting process, finalize processes and procedures required by Section 404(b) of the SOX Act and complete the procedures relating to management’s assessment of the effectiveness of the Company’s internal controls. As such, the Company is unable to file the Annual Report by the prescribed filing due date of March 1, 2023 without unreasonable effort or expense. The Company is working diligently and currently expects to file its Form 10-K within 15 calendar days, but ultimately may not be able to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay Taragin	212	380-7500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements in this filing about the Company that are not historical facts are forward-looking statements based on the Company’s current expectations, assumptions, estimates and projections. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. These forward-looking statements are based on our current expectations, which may not prove to be accurate. The words “estimates,” “expects,” “anticipates,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Annual Report and the results of the ongoing review. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Annual Report within the 15-day extension permitted by the rules of the Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Churchill Capital Corp VII

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2023	By:	/s/ Jay Taragin
Name: Jay Taragin Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.